[FEDEX CORPORATION LETTERHEAD]
VIA EDGAR AND FEDEX LETTER
February 7, 2008
Joe Foti
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, DC 20549

Re:	FedEx Corporation Form 10-K for the fiscal year ended May 31, 2007 File No. 001-15829
Dear Mr. Foti:
We are in receipt of the Commission’s letter to Frederick W. Smith, Chairman of the Board, President and Chief Executive Officer of FedEx Corporation, dated January 25, 2008 on our Form 10-K for the fiscal year ended May 31, 2007 and our Form 10-Q for the fiscal quarter ended November 30, 2007. The following are FedEx’s responses to the Commission’s comments:
Form 10-K for the fiscal year ended May 31, 2007
Management’s Discussion and Analysis of Results of Operations and Financial Condition
Results of Operations, page 34
1.	When individual line items, disclosed in your statement of income, significantly fluctuate in comparison to the comparable prior period, quantify and disclose the nature of each item that caused the significant change. For example we note from your consolidated statement of income that salaries and employee benefits of $13,740 million for 2007 increased approximately $1,169 million from salaries and employee benefits of $12,571 million for 2006. We also note that in MD&A you only quantify and disclose the nature of each item that caused the significant change in salaries and employee benefits between 2007 and 2006 for the FedEx Express segment and the FedEx Kinko’s segment,

Mr. Joe Foti
February 7, 2008

which only explains approximately $172 million of the $1,169 million increase in salaries and employee benefits between 2007 and 2006. In this regard, please revise your consolidated operating results and segment operating results sections in future filing to quantify and disclose the nature of each item that caused the $1,169 million increase in salaries and employee benefits between 2007 and 2006. Please provide us with your proposed future disclosure as part of your response. See Item 303 of Regulation S-K and FR-72 for guidance.
Response: We believe our disclosures in management’s discussion and analysis of results of operations and financial condition (MD&A) comply fully with the requirements of Item 303 of Regulation S-K and FR-72. Item 303 and FR-72 instruct management to use its judgment to make conclusions as to the information to be included in our filing that will “enhance a reader’s understanding” of our results of operations while avoiding “unnecessary information overload for investors that can result from disclosure of information that is not required, is immaterial, and does not promote understanding.” Consistent with this guidance, we do not include commentary on or quantification of immaterial or intuitively apparent changes in expense captions that simply result from growth in shipping volumes and normal cost inflation.
As we highlight on page 33 of our Form 10-K MD&A, we manage our cost structure for operating expenses to shifting volume levels, as shipping volumes have a direct impact on the timing and nature of certain of the expenses that we incur. Accordingly, our thorough process for determining fluctuations in individual line items in our statement of operations that warrant further discussion in MD&A always begins with an analysis of the change in each individual line item compared to our overall change in revenues and shipping volumes.
We approach the preparation of MD&A using a consistent methodology of providing additional discussion of factors that impact individual expense line items other than changes in revenues and volumes, as well as factors that affect the comparability between revenues and expense captions. For the salaries and employee benefits example noted above, the change in revenues from 2007 to 2006 was 9.0% and the change in salaries and employee benefits was 9.3%. Absent any unusual or non-recurring items, we would expect year-over-year increases in salaries and employee benefits to be consistent with changes in revenues and volumes. Because the relationship of the change in salaries and employee benefits for 2007 was mostly consistent with the change in revenues, our discussion focused on the unusual or non-recurring factors that impacted the overall year-over-year trend, including the acquisition of FedEx National LTL (formerly Watkins Motor Lines) and the individual material items pertaining to signing bonuses and other upfront compensation paid to our pilots.

Mr. Joe Foti
February 7, 2008

We also noted that “the impacts of expensing stock options commencing in 2007 and higher retirement plan costs were largely offset by lower incentive compensation accruals.” This provides readers with key information about the factors impacting this expense caption that were not simply a function of volume growth and normal cost inflation. We believe this textual presentation of the key business drivers is more informative than a numerical decomposition of all of the individual components that go into this expense caption that “can tend to overwhelm readers and act as an obstacle to identifying and understanding material matters,” as noted in FR-72. Moreover, in the example above, since both the cost of stock option expensing and retirement plan costs are quantitatively disclosed in the footnotes to the financial statements and elsewhere in the MD&A, readers have a sense for the quantitative impact of these factors and the offsetting item.
In response to the staff’s comments and to provide increased transparency in our MD&A, we will include the following additional disclosure under our MD&A caption “Description of Business” in future filings:
The majority of our operating expenses are directly impacted by revenue and volume levels. Accordingly, we expect these operating expenses to fluctuate on a year-over-year basis consistent with the change in revenues and volume. The following discussion of fluctuations in these expenses describes the key drivers impacting expense trends beyond changes in revenues and volume.
In addition, to augment our segment discussions, commencing with our fiscal 2008 Form 10-K, we will include a table for each operating segment that depicts each operating expense caption as a percentage of that year’s total revenues. This will enhance a financial statement user’s ability to identify fluctuations in line items that may be unrelated to changes in revenue and volume, and we will continue to specifically comment on such trends to the extent they are material or promote an understanding of our financial results.
2.	Additionally, please revise your consolidated operating results and segment operating results sections in MD&A to discuss and analyze separately “salaries and employee benefits,” “purchased transportation,” “rental and landing fees,” “depreciation and amortization,” “fuel,” “maintenance and repairs” and “other” rather than only providing a discussion and analysis on consolidated and segment operating income. As part of your disclosure, please describe the major cost components included in each of the above categories and provide a more detail discussion and analysis of the results for each major component. This presentation appears meaningful and relevant in providing investors full disclosure and transparent financial information as required by Item 303 of Regulation S-K. Please provide us with your proposed disclosure as part of your response.

Mr. Joe Foti
February 7, 2008

Response: We do not agree that a separate discussion of each of the expense captions noted at the consolidated level is meaningful and relevant or required by Item 303 of Regulation S-K. As noted in FR-72, “Instruction 4 and the guidance in the 1989 release do not require a discussion of every line item and its changes without regard to materiality. Discussion of a line item and its changes should be avoided where the information disclosed is not material and would not promote understanding of MD&A.”
Our operating segments are separate business lines with distinct and separate business models, cost structures and operating margins. Due to the unique nature of these businesses and in accordance with Item 303, we believe our discussion of both consolidated and segment information is necessary to gain an appropriate understanding of our performance. As suggested in FR-72, the consolidated results section of our MD&A is an “executive-level overview that provides context for the remainder of the discussion.” As we note in the “Description of Business” section of our MD&A, the key indicators necessary to understand our operating results across all our transportation segments include volumes, yields, cost structure management and fuel costs. To the extent an individual expense caption can be effectively addressed at the consolidated level (fuel, for example), it has been discussed at the consolidated level as well as at the operating segment level. In addition, significant individual items affecting a consolidated expense caption, trend or relationship to revenues are also described at this level.
As noted in our response to comment 1, our analysis of fluctuations in individual line items begins with an analysis of the change in a particular individual line item compared to our overall change in revenues and shipping volumes. Using this approach, many individual line items in our statement of operations do not require additional discussion, as the year-over-year trend is consistent with the change in revenues and shipping volumes. When applicable, we provide additional disclosure of each individual line item that has a fluctuation that is not consistent with the change in revenue and shipping volumes, focusing on providing the most meaningful drivers of the fluctuation. This discussion is in addition to the discussion of operating income and, as disclosed on page 36 of our Form 10-K MD&A, included additional disclosure of factors impacting salaries and employee benefits, purchased transportation and fuel.
While we have not presented the information in the format outlined in comment 2 above, we believe our disclosure achieves the objective required under Item 303 of Regulation S-K and provides users with discussion of the most meaningful factors impacting fluctuations in individual line items. In future filings, we will continue to focus on increased transparency in this area, including providing the additional disclosure noted in our response to comment 1.

Mr. Joe Foti
February 7, 2008

Form 10-Q for the quarterly period ended November 30, 2007
Management’s Discussion and Analysis of Results of Operations and Financial Condition
Results of Operations
FedEx Ground Segment Operating Income, page 39
3.	We note from your disclosure that operating income for the first half of 2008 was substantially effected by the net impact of increased fuel cost during the second quarter of 2008 and higher legal costs during the first quarter of 2008. In this regard, please provide us with and include in your filing disclosure that quantifies and discusses the nature of each item that caused the higher legal cost. Also, tell us your reason for not including the fact that operating income was effected by higher legal cost during the first quarter of 2008 in your respective MD&A section included in your Form 10-Q for the quarterly period ended August 31, 2008.

Response: As our footnote disclosure and the “Independent Contractor Matters” section of our FedEx Ground segment MD&A make clear, we are a defendant in a number of litigation matters with respect to FedEx Ground. This heightened litigation activity has increased our legal costs year over year, as we continue to defend ourselves in these matters. These costs include fees paid to external counsel, settlement costs and loss accruals. Thus far in fiscal 2008, none of these costs has been individually material or warranted discussion or quantification on an individual basis. Furthermore, the aggregate amount of such costs has not increased materially ($52 million for the first half of fiscal 2008 versus $43 million for the comparable period of 2007). However, in the aggregate, the level of legal costs caused a higher trend in the other operating expenses caption than would normally be expected from the increase in revenues and volumes, and we believe it is important and relevant to point out the factors that cause such unexpected trends.

In addition, in MD&A we note that footnote 9 to our financial statements describes the nature of specific legal matters that gave rise to the higher costs. We believe these disclosures provide financial statement users with the information necessary to understand the nature and extent of legal exposures facing the company and management’s assessment on the matters.

Mr. Joe Foti
February 7, 2008

Contrary to the staff’s assertion, we disclosed the effect of higher legal costs in several places in the MD&A section of our Form 10-Q for the quarterly period ended August 31, 2007. In particular, we included the following disclosure in the FedEx Ground Segment Operating Income paragraph on page 34:
Other operating expenses increased 20% during the first quarter of 2008, primarily due to higher legal costs [emphasis added].
In addition, on page 26, we made the following statement:
Strong growth at FedEx Ground, partially offset by higher legal costs, and growth in international shipments at FedEx Express favorably impacted our quarterly results [emphasis added].
In future filings we will continue to describe the nature of the significant components of our “higher legal costs,” if applicable, and will quantify any individual items that are material.
4.	We note from your disclosure that FedEx Ground anticipates continuing changes in relationships with its contractors, which are expected to increase the cost of operations, and it is reasonably possible that such cost increase could be material. In this regard, please revise your filing to quantify the impact that such material cost increase could have on your future financial position, and results of operations. See FR-72 for guidance.

Response: As our footnote disclosure and the “Independent Contractor Matters” section of our FedEx Ground segment MD&A make clear, we are a defendant in a number of litigation matters with respect to FedEx Ground and these matters include various challenges to the status of our owner-operators as independent contractors, rather than employees. As indicated in our disclosure, we anticipate continuing changes to our relationships with our contractors. The nature, timing and amount of any changes, however, are dependent on the outcome of numerous future events. At this time, we cannot predict what outcome or specific changes to our contractor relationships will ultimately develop, as there are a wide range of possibilities. Therefore, it would be highly speculative to quantify at this point the many possible outcomes that could occur, including potential actions we could take to mitigate future cost increases.

The purpose of our disclosure was to provide proactive guidance to our investors that any prospective changes to the relationships we have with our contractors as a result of the ongoing litigation noted in footnote 9 could have a material impact on our future operating costs, and not to assess or evaluate a contingent liability. We believe that providing this disclosure is responsive to the guidance in FR-72

Mr. Joe Foti
February 7, 2008

that MD&A should “provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused for both the short and long term.” As these issues develop, we will continue to evaluate our disclosure obligations with respect to quantitative information as required by Item 303 and FR-72 and make any required disclosures.
In our Form 10-Q for the period ended February 29, 2008, we expect to make the following additional statements related to our disclosure of potential changes to our relationships with our independent contractors:
The nature, timing and amount of any changes are dependent on the outcome of numerous future events. Therefore, we cannot reasonably estimate the potential impact of any such changes or a meaningful range of potential outcomes. However, we do not believe that any such changes will impair our ability to operate and profitably grow our FedEx Ground business.
FedEx acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Mr. Joe Foti
February 7, 2008

Should you have any questions regarding our responses to the Commission’s accounting comments, please feel free to call John L. Merino, Corporate Vice President and Principal Accounting Officer of FedEx, at (901) 818-7050. All other questions should be directed to Robert T. Molinet, Corporate Vice President — Securities and Corporate Law of FedEx, at (901) 818-7029. Also, for future reference, the facsimile number for Frederick W. Smith, Chairman and CEO of FedEx Corporation is (901) 818-7570.
Very truly yours,
FedEx Corporation
/s/ ALAN B. GRAF, JR.
Alan B. Graf, Jr.
ABG:rtm [716754]

cc:	Frederick W. Smith Christine P. Richards John L. Merino Robert T. Molinet